UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MedAssets, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

584045 108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584045 108

1.	Names of Reporting Persons Parthenon Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 109,845 (See Item 4)*

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 109,845 (See Item 4)*

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,845 (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

*              The number of shares reported includes shares held directly by PCIP Investors.

CUSIP No. 584045 108

1.	Names of Reporting Persons Parthenon Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,071,608 (See Item 4)*

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 5,071,608 (See Item 4)*

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,071,608 (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) PN

*              The number of shares held directly by Parthenon Investors, L.P. is also reflected on the page for John C. Rutherford.

CUSIP No. 584045 108

1.	Names of Reporting Persons PCIP Investors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 109,845 (See Item 4)*

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 109,845 (See Item 4)*

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,845 (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

*              The number of shares held directly by PCIP Investors is also reflected on the pages for Parthenon Capital, LLC and John C. Rutherford.

CUSIP No. 584045 108

1.	Names of Reporting Persons John C. Rutherford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,419,451 (See Item 4)*

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 5,419,451 (See Item 4)*

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,419,451 (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%

12.	Type of Reporting Person (See Instructions) IN

*              The number of shares reported includes 5,071,608 shares held directly by Parthenon Investors, L.P., 218,664 shares held directly by Parthenon Capital, Inc., 109,845 shares held directly by PCIP Investors and 19,334 shares and options to purchase shares, that are currently exercisable or exercisable within the next 60 days, held directly by Mr. Rutherford.

CUSIP No. 584045 108

Item 1.
(a)	Name of Issuer MedAssets, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 100 North Point Center East Alpharetta, GA 30022

Item 2.
(a)	Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(1)   Parthenon Capital, LLC (“Parthenon”);

(2)   Parthenon Investors, L.P. (“PILP”);

(3)   PCIP Investors (“PCIP”); and

(4)   John C. Rutherford;

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.”  See Item 4 for further information.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is 265 Franklin Street, 18th Floor, Boston, MA 02110.
(c)	Citizenship

 Parthenon is a limited liability company organized under the laws of the State of Delaware; each of PILP and PCIP is a limited partnership organized under the laws of the State of Delaware; and Mr. Rutherford is a citizen of New Zealand.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”).

CUSIP No. 584045 108

	(e)	CUSIP Number 584045 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All ownership percentages of the securities reported herein are based upon 44,343,456 shares of Common Stock outstanding, as disclosed in the Issuer’s final Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 13, 2007 (as adjusted for the underwriters’ exercise of their over-allotment option on December 18, 2007).

The ownership of each of the Reporting Persons is presented below:

(a)

Amount beneficially owned:

See Item 9 of each cover page.

PILP is the direct owner of 5,071,608 shares of the Common Stock of the Issuer.  The shares of Common Stock owned by PILP may be deemed to be beneficially owned by Mr. Rutherford, who is the managing member of Parthenon Investment Partners, LLC, the managing member of Parthenon Investment Advisors, LLC, the general partner of PILP.  PCIP is the direct owner of 109,845 shares of the Common Stock of the Issuer.  The shares of Common Stock owned by PCIP may be deemed to be beneficially owned by John C.

CUSIP No. 584045 108

Rutherford and Parthenon.  Mr. Rutherford is the managing member of Parthenon, the managing partner of PCIP.

Parthenon Capital, Inc., a Delaware corporation controlled by Mr. Rutherford and Earnest Jacquet, is the direct owner of 218,664 shares (or 0.5%) of the Common Stock of the Issuer.  Parthenon Capital, Inc. is the management company for PILP, but disclaims any beneficial ownership of the shares owned directly by PILP.

Because of the relationships described above, Mr. Rutherford may be deemed to be the beneficial owner of shares directly owned by him, PILP, PCIP and Parthenon Capital Inc., or 5,419,451 shares of Common Stock in the aggregate.

Each person named above disclaims beneficial ownership of any shares not directly owned by such person.

(b) Percent of class: See Item 11 of each cover page. See also Item 4(a).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 584045 108

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008

PARTHENON CAPITAL , LLC

By:	/s/ John C. Rutherford
Its: Managing Member

PARTHENON INVESTORS, L.P.

By: Parthenon Investment Advisors, LLC
Its: General Partner

By: Parthenon Investment Partners, LLC
Its: Managing Member

By:	/s/ John C. Rutherford
Its: Managing Member

PCIP INVESTORS

By: Parthenon Capital, LLC
Its: Managing Partner

By:	/s/ John C. Rutherford
Its: Managing Member

/s/ John C. Rutherford

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 13, 2008

PARTHENON CAPITAL , LLC

By:	/s/ John C. Rutherford
Its: Managing Member

PARTHENON INVESTORS, L.P.

By: Parthenon Investment Advisors, LLC
Its: General Partner

By: Parthenon Investment Partners, LLC
Its: Managing Member

By:	/s/ John C. Rutherford
Its: Managing Member

PCIP INVESTORS

By: Parthenon Capital, LLC
Its: Managing Partner

By:	/s/ John C. Rutherford
Its: Managing Member

/s/ John C. Rutherford